May 19, 2008

Mail Stop 4561

Mr. Edward A. Stokx
Chief Financial Officer
PS Business Parks, Inc.
701 Western Ave.
Glendale, CA 91202

      RE: **PS Business Parks, Inc.**
                 Form 10-K for the period ended December 31, 2007
                 Filed February 28, 2008
                 File No. 1-10709

Dear Mr. Stokx:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                 Sincerely,

                 Daniel L. Gordon
                 Branch Chief